SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: October 23, 2007	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Announces Approval for U.K. Clinical Trial
Investigating REOLYSIN® in Combination with Cyclophosphamide
CALGARY, AB, — October 23, 2007 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that it has received a letter of approval from the U.K. Medicines and Healthcare products Regulatory Agency (MHRA) for its Clinical Trial Application (CTA) to begin a clinical trial using intravenous administration of REOLYSIN® in combination with cyclophosphamide, a chemotherapeutic agent as well as immune modulator, in patients with advanced cancers. The Principal Investigators are Dr. James Spicer of King’s College in London, Dr. Johann de Bono and Dr. Kevin Harrington of The Royal Marsden NHS Foundation Trust and The Institute of Cancer Research, London, and Professor Hardev Pandha of the Royal Surrey County Hospital NHS Trust, Surrey and Mount Alvernia Hospitals.
The Company also intends to host a conference call Wednesday, October 24, 2007 to provide an update on its expanding clinical program. The dial-in details appear below.
“We are really looking forward to treating patients in this trial,” said Principal Investigator Dr. James Spicer. “The hope is that it will provide valuable information about the relationship between oncolytic viral therapy and the immune response of the patient.”
The trial (REO 012) is an open-label, dose-escalating, non-randomized trial of REOLYSIN® given intravenously with escalating doses of cyclophosphamide. A standard dose of REOLYSIN® is administered intravenously over five consecutive days, while an intravenous dose of cyclophosphamide is administered three days before REOLYSIN® treatment and continues through the course of the treatment cycle. The total number of patients studied will depend on the number of dose levels tested, but it is anticipated to be approximately 30 patients.
Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours including pancreatic, lung and ovarian cancers that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists. The primary objectives of the trial include determining the Minimum Effective Immunomodulatory Dose (MED) of cyclophosphamide to obtain successful immune modulation. Secondary objectives include the safety profile of the combination and gathering any evidence of anti-tumour activity.
Conference Call Details
Oncolytics will host a conference call at 2:00 p.m. EST on Wednesday, October 24, 2007, to provide a general update on its ongoing clinical trial program. To access the conference call by telephone, dial 1-416-644-3414 or 1-800-731-5319. A live audio webcast will be available at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2054580 or through the Company’s website at www.oncolyticsbiotech.com. Please connect at least 15 minutes prior to the webcast to ensure adequate time for any software download that may be needed. A replay of the webcast will be available at www.oncolyticsbiotech.com and will also be available by telephone through October 31, 2007. To access the telephone replay, dial 1-416-640-1917 or 1-877-289-8525 and enter reservation number 21251367#.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.K. combination REOLYSIN®/cyclophosphamide clinical trial, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Erika Moran
210, 1167 Kensington Cr NW	325, 300 5th Ave. SW	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Calgary, Alberta, T2P 3C4	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 403.237.6916	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	emoran@investorrelationsgroup.com